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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 0-8591

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Scott Technologies, Inc. 401(k) Savings Plan for Bargaining Unit Employees.

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Scott Technologies, Inc., One Chagrin Highlands, 2000 Auburn Drive, Suite 400, Beachwood, Ohio 44124.

          SCOTT TECHNOLOGIES, INC.
          401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

          FINANCIAL STATEMENTS
          AS OF DECEMBER 31, 1999 AND 1998
          TOGETHER WITH REPORT OF
          INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
Scott Technologies, Inc.
401(k) Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Scott Technologies, Inc. 401(k) Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

                      /s/ Arthur Andersen LLP

Cleveland, Ohio,
  May 11, 2000.

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

DECEMBER 31, 1999 AND 1998

INDEX

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999
Notes to Financial Statements
Exhibit 1—Item 4i—Schedule of Assets Held for Investment Purposes as of December 31, 1999

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS:
Cash and cash equivalents	$—	$307,690
Investments at market value	1,090,026	243,230
Employee contribution receivable	6,518	6,485
Employer contribution receivable	977	—
Accrued interest income	70	51

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,097,591	$557,456

The accompanying notes to financial statements are an integral part of these statements.

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
Contributions-
Employee	$394,284
Employer	7,211
Net appreciation in fair value of investments (see Note 5)	119,599
Net investment income	40,346

Total additions	561,440

DEDUCTIONS:
Benefits paid to participants	21,287
Rollovers and other	18

Total deductions	21,305

Net additions	540,135
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	557,456

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$1,097,591

The accompanying notes to financial statements are an integral part of this statement.

SCOTT TECHNOLOGIES, INC.

401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

1. SUMMARY OF THE PLAN:

The Scott Technologies, Inc. 401(k) Savings Plan for Bargaining Unit Employees (the Plan) was established on July 1, 1997, to provide retirement benefits to bargaining unit employees (and their beneficiaries) of certain participating divisions and subsidiaries of Scott Technologies, Inc. (the Company). The Plan was amended and restated in 1999 to allow for employer matching contributions. The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net unrealized gains and realized gains on sale of investments were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year. The amounts are included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

New Authoritative Pronouncements

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

Contributions

Participants are eligible to contribute up to 15% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. Effective November 13, 1999, the Company contributes 25% of the first 4% of base compensation that a participant contributes to the Plan.

Administrative Expenses

All costs and expenses incurred in administering the Plan are paid by the Plan and are included as a reduction of investment income.

Participant Directed Investments

Participants direct their contributions in 5% increments between the twelve funds and the Company stock fund. However, a participant's investment in the Company stock fund may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The Conservative Lifestyle option automatically becomes the investment choice for any Plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a web site and a telephone voice response system, both of which allow participants to change allocations and contribution percentages on a daily basis.

Net Investment Income

Net investment income includes dividend and interest income earned from investments during the year, as well as interest earned from participant loans.

Vesting Requirements

Participant contributions and transfer contributions are fully vested when deposited into the Plan. Employer matching contributions vest to participants according to the following:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Distributions and Forfeitures

Upon termination from the Plan, a participant, or in the case of death, a participant's beneficiary will be entitled to receive the vested portion of the participant's account as a single lump-sum payment. For participants who are terminated, the nonvested account balance is forfeited, and the forfeitures are used to offset plan expenses and the employer matching contribution. If a participant retires, becomes disabled or dies while still employed, the entire balance in his or her account will be fully vested.

The Plan also allows for hardship withdrawals. Under certain hardship circumstances, as defined in the Plan document, a participant may withdraw up to 100% of the participant's before tax contributions.

Retirement

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amount is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is Prime rate plus one percentage point. Outstanding loans were $27,916 and $2,576 at December 31, 1999 and 1998, respectively, and are included in investments in the accompanying financial statements.

3. DISTRIBUTIONS TO PARTICIPANTS:

There were no distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan at December 31, 1999 and 1998.

4. TAX STATUS:

The Plan has not yet received a determination letter stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Plan administration and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. INVESTMENTS:

The following investments represent 5% or more of the Plan's net assets:

	December 31,
	1999	1998
Aggressive Lifestyle Fund	$202,768	$101,586
Moderate Lifestyle Fund	193,805	115,439
Chicago Trust Growth & Income Fund	132,807	—
Oppenheimer Opportunity Fund	109,937	—
MFS Capital Opportunity Fund	104,092	—
GAM International Fund	97,001	—
Chicago Trust Balanced Fund	66,505	—
Small Cap Blend Fund	64,943	—
Cash (see Note 6)	—	307,690

During 1999, the Plan's investments appreciated in value by $119,599 (including realized and unrealized gains and losses) as follows:

Chicago Trust Safety of Principal Fund	$290
Pimco Total Return Fund	(912)
Chicago Trust Balanced Fund	3,747
Chicago Trust Growth & Income Fund	11,560
Oppenheimer Opportunity Fund	(6,487)
M & C Growth Fund	1,542
MFS Capital Opportunity Fund	15,549
Small Cap Blend Fund	19,529
GAM International Fund	8,348
Scott Technologies, Inc. Common Stock Fund	1,354
Conservative Lifestyle Fund	1,222
Moderate Lifestyle Fund	20,636
Aggressive Lifestyle Fund	43,221

$119,599

6. CHANGE OF TRUSTEE:

During 1999, all Plan assets were transferred from the Wilmington Trust Co. to the Chicago Trust Co. Accordingly, at December 31, 1998, many of the fund accounts held cash, as the investments were disposed of on December 30, 1998, to facilitate the transfer of assets to the new trustee.

EXHIBIT 1

SCOTT TECHNOLOGIES, INC.
401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
ITEM 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
EMPLOYER IDENTIFICATION NUMBER: 52-1297376
PLAN NUMBER: 024

Identity of Issue and Description	Market Value
Chicago Trust Safety of Principle Fund	$6,221
Pimco Total Return Fund	16,469
Chicago Trust Balanced Fund	66,505
Chicago Trust Growth & Income Fund	132,807
Oppenheimer Opportunity Fund	109,937
M & C Growth Fund	27,697
MFS Capital Opportunity Fund	104,092
Small Cap Blend Fund	64,943
GAM International Fund	97,001
Scott Technologies, Inc. Common Stock Fund	14,345
Conservative Lifestyle Fund	25,136
Moderate Lifestyle Fund	193,805
Aggressive Lifestyle Fund	202,768
Liquidity Fund	384
* Participant Loan Fund (interest rates ranged from 8.75% to 9.5% during 1999)	27,916

$1,090,026

The accompanying notes to financial statements are an integral part of this exhibit.

*
denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      SCOTT TECHNOLOGIES, INC.
                      401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                      By: Scott Technologies, Inc. (Plan Administrator)

                      /s/ Debra L. Kackley

                      Debra L. Kackley,
                      Vice President, General
                      Counsel and Secretary

Date: June 27, 2000

EXHIBIT INDEX

23.1	Consent of Arthur Andersen LLP

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
SCOTT TECHNOLOGIES, INC. 401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES ITEM 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999 EMPLOYER IDENTIFICATION NUMBER: 52-1297376 PLAN NUMBER: 024
SIGNATURES
EXHIBIT INDEX